                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*


                          PAXSON COMMUNICATIONS CORPORATION
                                   (Name of Issuer)

                        Class A Common Stock, $.001 par value
                            (Title of Class of Securities)

                                     704231 10 9
                                    (CUSIP Number)


                                 R. Christopher Weber
             Senior Vice President, Chief Financial Officer and Secretary
                             Jacor Communications Company
                      50 East RiverCenter Boulevard, 12th Floor
                              Covington, Kentucky  41011
                                    (606) 655-2267
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    April 22, 1997
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  704231 10 9
1.  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. Identification No. of Above Persons

         Jacor Communications Company
         59-2054850

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) ____
         N/A                                                           (b) ____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                ____

         N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF          7.   SOLE VOTING POWER
  SHARES                1,763,800
BENEFICIALLY
  OWNED BY         8.   SHARED VOTING POWER
  EACH                  N/A
REPORTING
  PERSON           9.   SOLE DISPOSITIVE POWER
  WITH                  1,763,800

                   10.  SHARED DISPOSITIVE POWER
                        N/A

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,763,800

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6%

14. TYPE OF REPORTING PERSON*

    CO

*(See Instructions)


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ITEM 1.  SECURITY AND ISSUER

    The name of the issuer is Paxson Communications Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 601 Clearwater Park Road, West Palm Beach, Florida 33401. The class of the Company's securities to which this Schedule 13D relates is its Class A Common Stock, $.001 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) - (c) Jacor Communications Company ("JCC") is a Florida corporation and was formerly known as Citicasters Inc. JCC is a wholly owned subsidiary of Jacor Communications, Inc., a Delaware corporation ("Jacor"). Both JCC and Jacor have their principal executive offices located at 50 East RiverCenter Boulevard, 12th Floor, Covington, Kentucky 41011. As of April 28, 1997, including pending acquisitions, JCC, through its subsidiaries, owns, operates, represents or provides programming for approximately 135 radio stations in 29 U.S. broadcast areas and one television station. Jacor and JCC also own and distribute syndicated talk programming for radio broadcasting and act as a satellite systems integrator, Internet service provider and communications consultant focused on the radio broadcasting industry.

    The name, business address and principal occupation of each director of JCC are as follows:

Name and Business Address         Principal Occupation
-------------------------          --------------------
R. Christopher Weber              Senior Vice President, Chief Financial
50 East RiverCenter Boulevard     Officer and Assistant Secretary of Jacor
12th Floor
Covington, KY 41011

Jon M. Berry                      Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

    The name, business address and principal occupation of each executive officer of JCC are as follows:

Name and Business Address         Principal Occupation
-------------------------          --------------------
Randy Michaels                    Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Robert L. Lawrence                President and Chief Operating Officer of
50 East RiverCenter Boulevard     Jacor
12th Floor
Covington, KY 41011

R. Christopher Weber              Senior Vice President, Chief Financial
50 East RiverCenter Boulevard     Officer and Assistant Secretary of Jacor
12th Floor
Covington, KY 41011


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Jon M. Berry                      Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

David H. Crowl                    President/Radio Division of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Jerome L. Kersting                Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

    Jacor is the parent holding company of JCC. Zell/Chilmark Fund L.P., a Delaware limited partnership (the "Zell/Chilmark"), is a controlling person of Jacor. The sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). The sole general partner of ZC Limited is ZC Partnership, a Delaware general partnership ("ZC"). ZC's sole general partners are ZC, Inc., an Illinois corporation ("ZCI") and CZ, Inc., a Delaware corporation ("CZI").

    ZCI is wholly owned and controlled by Samuel Zell. Samuel Zell, as trustee of the Samuel Zell Revocable Trust dated January 17, 1990 (the "SZ Trust"), is the sole shareholder of ZCI. Mr. Zell is also the beneficiary of the SZ Trust. CZI is wholly owned and controlled by David M. Schulte, its sole shareholder.

    The principal executive offices of Zell/Chilmark, ZC Limited, ZC, ZCI and CZI are located at Two North Riverside Plaza, Suite 1500, Chicago, IL 60606.

    The name, business address and principal occupation of each director of Jacor are as follows:

Name and Business Address         Principal Occupation
-------------------------         --------------------
John W. Alexander                 President of Mallard Creek Capital
229 N. Church Street              Partners, Inc., primarily an investment
Suite 200                         company with investments in real estate and
Charlotte, NC 28202               development companies; Partner of Meringoff
                                  Equities, a real estate and investment
                                  company

Peter C.B. Bynoe                  Partner in the Chicago-based law firm of
203 N. LaSalle Street             Rudnick & Wolfe
Chicago, IL 60601

Rod F. Dammeyer                   Managing Director of Equity Group
Two North Riverside Plaza         Investments, Inc., a privately owned and
19th Floor                        affiliated investment and management company;
Chicago, IL 60606                 President, Chief Executive Officer and a
                                  director of Anixter International, Inc., a provider of integrated networking and cable solutions

F. Philip Handy                   A Partner of Winter Park Capital Company, an
200 E. New England Avenue         investment firm
P.O. Box 3090
Winter Park, FL 32790


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Marc Lasry                        Executive Vice President of Amroc
335 Madison Avenue                Investments, Inc., an investment firm
26th Floor
New York, NY 10017

Robert L. Lawrence                President and Chief Operating Officer of
50 East RiverCenter Boulevard     Jacor
12th Floor
Covington, KY 41011

Randy Michaels                    Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Sheli Z. Rosenberg                Chief Executive Officer, President and a
Two North Riverside Plaza         Director of Equity Group Investments, Inc., a
6th Floor                         privately owned and affiliated investment and
Chicago, IL 60606                 management company; and Vice Chair of Jacor

Maggie Wilderotter                President and Chief Executive Officer of Wink
1001 Marina Village Pkwy.         Communications Inc., a California-based
Alameda, CA 94501                 company that develops technology for adding
                                  simple interactivity and graphics to
                                  mass-market consumer electronic products

Samuel Zell                       Chairman of the Board and Chief Executive
Two North Riverside Plaza         Officer of Capsure Holdings Corp.: Chairman
Chicago, IL 60606                 of the Board of Jacor, Revco D.S., Inc. and
                                  American Classic Voyages Co.; Chairman of the
                                  Trustees of Equity Residential Properties
                                  Trust; and former Chief Executive Officer of
                                  Manufactured Home Communities, Inc.

    The name, business address and principal occupation of each employee executive officer of Jacor are as follows:

Name and Business Address         Principal Occupation
-------------------------         --------------------
Randy Michaels                    Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Robert L. Lawrence                President and Chief Operating Officer of
50 East RiverCenter Boulevard     Jacor
12th Floor
Covington, KY 41011


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David H. Crowl                    President/Radio Division of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

R. Christopher Weber              Senior Vice President, Chief Financial
50 East RiverCenter Boulevard     Officer and Assistant Secretary of Jacor
12th Floor
Covington, KY 41011

Jon M. Berry                      Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

John Hogan                        Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Jerome L. Kersting                Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Paul F. Solomon                   Senior Vice President- General Counsel and
50 East RiverCenter Boulevard     Secretary of Jacor
12th Floor
Covington, KY 41011

Alfred Kenyon III                 Vice President- Engineering of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Nicholas Jan Miller               Vice President- Marketing of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Thomas P. Owens                   Vice President- Programming of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

William P. Suffa                  Vice President- Strategic Development of
50 East RiverCenter Boulevard     Jacor
12th Floor
Covington, KY 41011


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    The name, business address and principal occupation of each director and executive officer of ZCI are as follows:

Name and Business Address         Principal Occupation
-------------------------         --------------------
Samuel Zell                       Chairman of the Board and Chief Executive
Two North Riverside Plaza         Officer of Capsure Holdings Corp.; Chairman
Chicago, IL 60606                 of the Board of Jacor, Revco D.S., Inc. and
                                  American Classic Voyages Co.; Chairman of the
                                  Trustees of Equity Residential Properties
                                  Trust; and former Chief Executive Officer of
                                  Manufactured Home Communities, Inc.

Donald W. Phillips                Vice President of ZCI and Executive Vice
Two North Riverside Plaza         President of Equity Financial and Management
Chicago, IL 60606                 Company, an investment and management company

Sheli Z. Rosenberg                Chief Executive Officer, President and a
Two North Riverside Plaza         Director of Equity Group Investments, Inc., a
6th Floor                         privately owned and affiliated investment and
Chicago, IL 60606                 management company; and Vice Chair of Jacor

Arthur A. Greenberg               Vice President and Treasurer of ZCI and
Two North Riverside Plaza         President of the accounting firm of Greenberg
Chicago, IL 60606                 and Pociask LTD.

Rod Dammeyer                      Managing Director of Equity Group
Two North Riverside Plaza         Investments, Inc., a privately owned and
Chicago, IL 60606                 affiliated investment and management company;
                                  and Chief Executive Officer of Anixter
                                  International, Inc. (formerly known as Itel
                                  Corporation), a provider of integrated
                                  networking and cable solutions

David J. Rosen                    Vice President of ZCI
Two North Riverside Plaza
Chicago, IL 60606

    The name, business address and principal occupation of each director and executive officer of CZI are as follows:

Name and Business Address         Principal Occupation
-------------------------         --------------------
David M. Schulte                  Sole director, President, Secretary and
Two North Riverside Plaza         Treasurer of CZI, and general partner of
Chicago, IL 60606                 Zell/Chilmark.

Joel S. Friedland                 Vice President and Assistant Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606

Matthew R. Rosenberg              Vice President and Assistant Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606



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Daniel Yih                        Vice President and Assistant Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606

         (d) -(e) During the last five years, neither JCC, nor to the best of JCC's knowledge, Jacor, the Zell/Chilmark, ZC Limited, ZC, ZCI, CZI or any of the directors or executive officers of JCC, Jacor, the Zell/Chilmark, ZC Limited, ZC, ZCI or CZI, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All individuals described in this item 2 are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         JCC acquired and held the Class A Common Stock of the Company (the "Shares") for investment purposes. Its recent sales of some of the Shares has been consistent with this purpose. As a result of these sales, on April 22, 1997, JCC's ownership of outstanding shares of the Company's Class A Common Stock fell below 5% of such class of securities. This Amendment No. 1 is being filed to reflect this fact. JCC has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) JCC has beneficial ownership of 1,763,800 outstanding shares of the Company's Class A Common Stock representing 4.6% of such class of securities.

         (b) JCC has the beneficial ownership of 1,763,800 outstanding shares of the Company's Class A Common Stock such that JCC will have sole voting power and sole disposition power over 4.6% of the Company's Class A Common Stock.

         (c) JCC sold the following shares of the Company's Class A Common Stock on the following dates for the following prices per share (excluding commissions) in the open market:

              Date           No. of Shares       Price Per Share
              ----           -------------       ---------------
         April 17, 1997           26,500              10.6910
         April 18, 1997           67,000              10.7370
         April 21, 1997            6,600              10.8523
         April 22, 1997           34,200              10.3732
         April 23, 1997           50,800               9.8203
         April 24, 1997            7,300              10.0000
         April 25, 1997           34,000              10.1015
         April 28, 1997           22,700              10.0115
         April 29, 1997           22,200              10.0484
         April 30, 1997           12,900              10.0349
            May 1, 1997            2,000              10.0000

         (d) Jacor, as the sole shareholder of JCC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of the Company held by JCC.

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         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                             JACOR COMMUNICATIONS COMPANY


                             By:  /s/ R. Christopher Weber
                                  --------------------------------------------
                                  R. Christopher Weber, Senior Vice President
                                  Chief Financial Officer and Secretary

Date: May 2, 1997
     ------------


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